UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                  AEROGEN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    007779309
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Mitchell D. Kaye, Manager                        with a copy to:
   Xmark Asset Management, LLC                      Steven E. Siesser, Esq.
   301 Tresser Blvd.                                Lowenstein Sandler PC
   Suite 1320                                       65 Livingston Avenue
   Stamford, Connecticut 06901                      Roseland, New Jersey  07068
   (203) 653-2511                                   (973) 597-2506
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         007779309
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:  New York, United States
--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:                  *
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:           *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:   1,133,330*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   18.8%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* Xmark Asset Management, LLC, a New York limited liability company ("XAM"), serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. As of March 29, 2005, Xmark LP is the holder of 50,337 shares (the "Xmark LP Preferred") of the Series A-1 Preferred Stock, par value $0.001 per share (the "Preferred Stock") of Aerogen, Inc., a Delaware corporation (the "Company"), which are presently convertible into 503,370 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"). As of March 29, 2005, Xmark Ltd is the holder of 62,996 shares (the "Xmark Ltd Preferred") of Preferred Stock, which are presently convertible into 629,960 shares of Common Stock. The terms of the Xmark LP Preferred and the Xmark Ltd Preferred originally precluded each of Xmark LP and Xmark Ltd from converting the Xmark LP Preferred and the Xmark Ltd Preferred if the conversion thereof would result in Xmark LP, Xmark Ltd and/or their affiliates beneficially owning in excess of 4.99% of the Company's outstanding Common Stock following any such conversion (the "Issuance Limitation"). Each such Issuance Limitation was waivable by Xmark LP and Xmark Ltd, respectively, providing 61 days' advance written notice to the Company. On November 3, 2004, Xmark LP and Xmark Ltd each provided a written waiver of the Issuance Limitation to the Company with respect to the Xmark LP Preferred and the Xmark Ltd Preferred. As a result of this waiver and as a result of the fact that XAM possesses the sole power to vote and direct the disposition of the securities described above, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,133,330 shares of Common Stock, or approximately 18.8% of the shares of Common Stock deemed issued and outstanding as of March 29, 2005.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          As the beneficial owner of the percentage of the Company's outstanding Common Stock described in Item 5 of this Schedule 13D, XAM can influence the outcome of matters that may be submitted to the vote of the Company's stockholders at annual or special meetings of stockholders. Such corporate actions may include, and are not limited to, the approval of each of the types of actions described in clauses (a) through (g) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any similar actions.

          XAM also has the power to influence the strategic direction of the Company as a result of restrictive covenants contained in the Certificate of Designations of the Series A-1 Preferred Stock, par value $0.001 per share of the Company (the "Preferred Stock") described in Item 6 of this Schedule 13D. In addition, under the terms of the Purchase Agreement described in Item 6 of this
Schedule 13D, Xmark LP and Xmark Ltd have the right (which has not been exercised to date) to designate two members to the Company's Board of Directors, and to remove or replace their designees, until they no longer collectively own at least 80,000 shares of Preferred Stock in the aggregate (appropriately adjusted for any stock dividend, split, combination or other recapitalization).

          Since the completion of the Financing, XAM has repeatedly contacted the Company and its Board of Directors expressing strong concern with the Company's strategic direction. In particular, XAM has expressed that the Company's greater than expected dissipation of cash since the completion of the Financing, combined with management's inability to lead the Company responsibly and to properly administer its financial resources, has compelled XAM to question the continuing efficacy of current management. XAM has repeatedly requested that the Company's management and Board implement cost-cutting measures and retain an investment banker to explore the Company's strategic alternatives. In response, the Company rebuffed XAM's concerns as an unintelligent misunderstanding of the Company's business model, while stating that it was indeed responsibly managing the Company.

          On March 29, 2005, XAM sent a letter to the Company's Board to, once again, express its deepening concern with the increasing degradation of the Company's financial condition and its continued terrible performance, and to provide the Company with notice that it will not consent to any Company financing transaction presented to it unless the Company effects: (i) an immediate change in management, including the replacement of the Chairman and Chief Executive Officer and the Chief Financial Officer of the Company, (ii) a sale of all non-therapeutic assets (e.g., the device business), (iii) the immediate implementation of a plan to reduce expenditures, and (iv) the retention of a qualified investment banking firm to assist the Company in exploring alternatives to maximize shareholder value, including a potential sale of the Company. This letter is attached as an Exhibit to this Amendment No. 3 to Schedule 13D pursuant to Item 7 hereof, and the description of this letter is qualified in its entirety by this reference thereto.

          XAM may, from time to time, further utilize its voting and other rights to change or influence control of, and to influence the corporate affairs of, the Company, including through the use of its influence on the approval of any of the events referred to above. XAM may take additional steps intended to replace management, including without limitation Dr. Jane Shaw, and/or certain members of the Board of Directors. XAM may seek to acquire additional shares of the Company's Common Stock in the open market or through private purchase transactions, in an effort to increase its position and its voting strength. XAM also may decide to dispose of all or part of its position if it determines that it no longer desires to be, or it desires to reduce its position as, a stockholder of the Company.

          XAM intends to continue to evaluate the business and business prospects of the Company and its present and future interest in, and intentions with respect to, the Company, and in connection therewith may from time to time consult with other stockholders of the Company.

          The descriptions of the documents set forth in this Amendment No. 3 to
Schedule 13D are qualified in their entirety by reference to the complete documents governing such matters, each of which are incorporated by reference to this Amendment No. 3 to Schedule 13D as exhibits pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is hereby amended by adding the following:

          11. Letter dated March 29, 2005 from XAM to the Company's Board of Directors.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            March 29, 2005

                                            XMARK ASSET MANAGEMENT, LLC


                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                      Exhibit 11



March 29, 2005



Board of Directors
Aerogen, Inc.
2071 Stierlin Court
Mountain View, California  94043


Ladies and Gentlemen of the Board:

Once again we find it necessary to write the Board to express our deepening concern with the increasing degradation of the Company's financial condition and its continuing terrible performance.

In past correspondence with us, you argued that your view of the Company's business is superior to our view and that you understand the business far better than we do. You asserted that our approach to maximizing shareholder value was not only incorrect under the circumstances, but also unnecessary. We requested that you implement cost-cutting measures and retain an investment banker to explore the Company's strategic alternatives. In response, you attempted to assuage our concerns with assurances that you were acting to contain and manage the Company's adversities. We have seen no evidence of this activity, let alone any positive impact on the Company. On the contrary, the Company's downward spiral has increased at an alarming pace. The Company's public announcements about Fast Track status for Amakacin and its recent co-development deal have not had any sustainable positive impact on the Company's financial condition or market performance. Neither the Board nor management can continue to claim that success is on the horizon; those claims are proving to be illusory and are quickly rising to the point of negligently delusional.

At some point, the Board must face the realization that management has failed to achieve your goals and that the current team is not capable of generating value for this Company's shareholders. That point needs to come immediately, before the shareholders of this Company seek redress against both you and management for your egregious and actionable misdeeds. It is time for you to finally recognize that the Company cannot continue on its current path.

We are hereby putting you on notice that Xmark will not consent to--and will exercise its "veto" with respect to--any financing transaction presented to us, unless the Company has first made substantial changes. In a recent discussion, a member of the Company's senior management suggested that he expected we would

Board of Directors of Aerogen, Inc.
March 29, 2005
Page 2 of 2




"act rationally" if and when the Company presents us with a proposal to restructure the preferred stock in order to permit the Company to raise additional capital. We were astounded by that suggestion, coming as it does from a management team that brought the Company to the brink of bankruptcy in the past and is currently on course to repeat that catastrophe. It is reckless for the Board and management to rely on our cooperation given the current circumstances under which the Company is operating.

We will use our voting power against any additional capital raising transaction presented to us, unless the Board meets the following conditions: (i) there is an immediate change in management, including the replacement of the Chairman and Chief Executive Officer as well as the Chief Financial Officer; (ii) a sale of all non-therapeutic assets (e.g., the device business); (iii) the immediate implementation of a plan to reduce expenditures; and (iv) the retention of an investment banker to assist the Company in exploring alternatives to maximize shareholder value, including a sale of the Company.

We expect to see the Board take the steps outlined above. A clever or "lawyered" response to this letter is not going to resolve the current crisis facing the Company. Only decisive action by the Board on the items we are proposing can save the Company at this point. As the Company's stock price confirms, the Company's dire situation is becoming more and more apparent to the public.

We intend to remain vigilant in the protection of our investment and we will no longer accept empty promises and hollow assurances.

Very truly yours,

Xmark Asset Management, LLC

/s/ Michell D. Kaye

Mitchell D. Kaye,
Chief Investment Officer